UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Solstar Space Company

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 1, 2017

Physical address of issuer
150 Washington Avenue, Suite 201, Santa Fe, NM 87501

Current number of employees
4

	2023	2022
Total Assets	$267,864.55	$732,595.55
Cash & Cash Equivalents	$217,237.05	$674,889.45
Accounts Receivable	$0.00	$0.00
Short-term Debt	$76,639.62	$273,692.18
Long-term Debt	$2,270,778.33	$2,120,778.33
Revenues/Sales	$1,246,321.00	$3,082,533.00
Cost of Goods Sold	$447,306.76	$1,618,074.00
Taxes Paid	$500.00	$75.00
Net Income	-$419,605.68	-$322,956.93

February 6, 2026

FORM C-AR

(for fiscal year ended 2023)

Solstar Space Company



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Solstar Space Company, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://solstarspace.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is February 6, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Solstar Space Company (the "Company") is a Delaware Corporation, formed on March 1, 2017.

The Company is located at 150 Washington Avenue, Suite 201, Santa Fe, NM 87501.

The Company's website is http://solstarspace.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Solstar Space is the leading commercial space-based connectivity company pioneering the use of persistent communications services for all types of on-orbit assets including satellites, space stations, launch vehicles, and more. Using established commercial satellite networks, we provide an internet connection between spacecraft and Earth-based payload managers, satellite operators, and enable communications for crewed missions in sub-orbit, LEO, and cis-lunar and lunar surface operations. Our fast, reliable services, space-tested routers, WiFi access points and hotspots, and space-based satellite data relays are being developed to deliver on-orbit connectivity and are supported by 24/7 customer care. These devices are installed on satellites and spacecraft to keep crew, spacecraft, and Earth-based satellite operations teams connected. Visit https://www.solstarspace.com.

RISK FACTORS

Risks Related to the Company's Business and Industry

Not all proposals to NASA and the Department of Defense (DoD) will convert into contracts. The company has already made proposals that have been and have not been converted into contracts.

Changes in political climate can have impacts on the space industry and funding.

These factors may be outside of the company's control but affect its operations. As up to 60% of Solstars early revenues will come from budget contracts, government budgets may have a large effect on their business.

The Company relies heavily on their technology and intellectual property, but may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs.

The Company may face competition with respect to our key products that we seek to develop or commercialize in the future.
These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The commercial spaceflight industry is in its early stages. A spacecraft accident resulting in the death of a paying commercial customer too early after commercial flights have begun could have negative impact on Solstar's ability to sell its services. The federal government may stop commercial flights while the accident is investigated.

The Company's business model is dependent on relationships with other companies and organizations without the space industry.
Should those relationships be damaged or removed entirely, the company could have difficulty generating revenue and ultimately operating.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's success depends on the efforts of a small management team namely the founder.
The loss of services of him may have an adverse effect on the Company. There can be no assurance that the company will be successful in attracting and retaining other personnel they require to successfully grow our business.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the

6

Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company. will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Solstar Space is the leading commercial space-based connectivity company pioneering the use of persistent communications services for all types of on-orbit assets including satellites, space stations, launch vehicles, and more. Using established commercial satellite networks, we provide an internet connection between spacecraft and Earth-based payload managers, satellite operators, and enable communications for crewed missions in sub-orbit, LEO, and cis-lunar and lunar surface operations. Our fast, reliable services, space-tested routers, WiFi access points and hotspots, and space-based satellite data relays are being developed to deliver on-orbit connectivity and are supported by 24/7 customer care. These devices are installed on satellites and spacecraft to keep crew, spacecraft, and Earth-based satellite operations teams connected. Visit https://www.solstarspace.com. Solstar generates revenue through product sales, airtime revenues, and government contracts.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

M. Brian Barnett

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Director, March 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Solstar Space Company, Founder, CEO and Director, March 2017 - Present
- Start-Up activities, R&D for Schmitt Space Communicator and suborbital spaceflights

Solstar Energy Devices, Founder and CEO, March 2007 - Present
- General Management for satellite communications, space communications, and solar power devices

Education

M.A.S. in business and project management, University of Alabama in Huntsville. Postgraduate studies in space life sciences. Thesis topic: "A Commercial Assessment of Protein Crystal Growth in Microgravity". B.S. in microbiology from the University of Oklahoma Graduate of the International Space University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

M. Brian Barnett

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Director, March 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Solstar Space Company, Founder, CEO and Director, March 2017 - Present
- Start-Up activities, R&D for Schmitt Space Communicator and suborbital spaceflights

Solstar Energy Devices, Founder and CEO, March 2007 – Present
- General Management for satellite communications, space communications, and solar power devices

Education

M.A.S. in business and project management, University of Alabama in Huntsville. Postgraduate studies in space life sciences. Thesis topic: "A Commercial Assessment of Protein Crystal Growth in Microgravity". B.S. in microbiology from the University of Oklahoma Graduate of the International Space University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	7,444,614
Voting Rights	There are voting rights.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	If the Company issues more shares of common stock, the Securities issued pursuant to Regulation CF will be subject to dilution.
Other Material Terms or information.	N/A

Type of security	Options
Amount outstanding	56,771
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified. the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	669,090 reserved for issuance upon exercise or conversion

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding	$334,775
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution when the SAFE's convert into equity securities.
Other Material Terms or information.	$7.5M valuation cap; 10% discount

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding	$535,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution when the SAFE's convert into equity securities.
Other Material Terms or information.	$8M valuation cap; 15% discount

Type of security	SPV Simple Agreement for Future Equity (SAFE)(EB)
Amount outstanding	$341,830
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution when the SAFE's convert into equity securities.
Other Material Terms or information.	$8M valuation cap; 0% discount

Type of security	SPV Simple Agreement for Future Equity (SAFE)
Amount outstanding	$535,718
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution when the SAFE's convert into equity securities.
Other Material Terms or information.	$12M valuation cap; 0% discount
Type of security	SPV Simple Agreement for Future Equity (SAFE) (Reg D)
Amount outstanding	$227,301
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation D will be subject to dilution when the SAFE's convert into equity securities.
Other Material Terms or information.	$8M valuation cap; 15% discount

Type of security	Pre-Money SAFE
Amount outstanding	$5,637
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation D will be subject to dilution when the SAFE's convert into equity securities.
Other material terms	$12M Valuation Cap/20% Discount

Type of security	Pre-Money SAFE
Amount outstanding	$109,017
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation D will be subject to dilution when the SAFE's convert into equity securities.
Other material terms	$12M Valuation Cap/20% Discount

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Multiple Investors
Amount outstanding	$31,500
Interest rate and payment schedule	No Cap, 20% Discount Rate
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 6, 2026
Other material terms	N/A
	Convertible Notes
Name of creditor	Multiple Investors
Amount outstanding	$50,000
Interest rate and payment schedule	15M Cap, 20% Discount Rate
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 6, 2026
Other material terms	N/A
Type of debt	Convertible Notes
Name of creditor	NM Vintage Fund 2023
Amount outstanding	$100,000
Interest rate and payment schedule	12M Cap, 15% Discount Rate
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 14, 2026
Other material terms	N/A

Type of debt	Short term accounts payable
Name of creditor	Various creditors
Amount outstanding	$76,639.62
Interest rate and payment schedule	0 per annum, Net 90
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the Company is $2,347,417.95 (which includes outstanding SAFE's).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	542,604	$535,000	General working capital	June 15, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)	230,532	$227,301	General operations	January 19, 2021	Regulation D, 506(c)
SAFE (SPV) (Simple Agreement for Future Equity)	708,910	$877,548	General working capital	December 10, 2021	Regulation CF

M. Brian Barnett holds 6,185,000 shares of Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
M. Brian Barnett	79.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on 3/11/22. Following the Offering, we should have enough liquidity to execute our business plan until late 2023. We intend to be profitable by 2026. Our significant challenges are developing viable products and establishing a company with limited staff and financial resources.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals and milestones]: -Execute on contracts -Develop and submit government and commercial proposals -Conduct R&D on products -Business development activities with target customers -Conduct market research -Solidify brand recognition -Develop key processes and procedures

Liquidity and Capital Resources

On June 26, 2018 the Company conducted an offering pursuant to Regulation CF and raised $334,775.

On June 15, 2020 the Company conducted an offering pursuant to Regulation CF and raised $535,000.

On January 19, 2021 the Company conducted an offering pursuant to Rule 506(c) of Regulation D and raised $227,301.

On December 10, 2021 the Company conducted an offering pursuant to Regulation CF (SPV) and raised $877,548.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Other Information

This Form C-AR is being filed to satisfy the Company's reporting obligations for the fiscal year ended 2023. The Company did not file this report by the original deadline and is filing now to bring its reporting current.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/M. Brian Barnett
(Signature)

M. Brian Barnett
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/M. Brian Barnett
(signature)

M. Brian Barnett
(name)

Founder & CEO
(title)

2/6/26
(date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Company's legal name:			Enter stuff in the yellow boxes
US company's incorporation date:			
Fiscal year end:		Dec 31	

Balance Sheet	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$217,237.05	$674,889.45
Accounts recievable	$0.00	$0.00
Prepaid expenses and other assets	$40,139.72	$47,872.06
Total Current Assets	$257,376.77	$722,761.51
Property and equipment - net	$10,487.78	$9,834.04
Total assets	$267,864.55	$732,595.55
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$69,065.62	$273,642.18
Accrued expenses	$7,574.00	$50.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	$76,639.62	$273,692.18
Convertible notes (if any)	$2,270,778.33	$2,120,778.33
Other long term liabilities	$0.00	$0.00
Total long term liabilities	$2,270,778.33	$2,120,778.33
Total Liabilities	$2,347,417.95	$2,394,470.51
Total value of common stock	$178,007.00	$46,000.00
Retained earnings	-$1,711,050.78	-$1,258,014.09
Safe Offering Costs	-$126,903.94	-$126,903.94
Net income	-$419,605.68	-$322,956.93
Total stockholders' equity	-$2,079,553.40	-$1,661,874.96
Total liability and stockholders' equity	$267,864.55	$732,595.55

Income Statement	Year Ended Dec, 2023	Year Ended Dec, 2022
Revenue	$1,246,321.00	$3,082,533.00
Cost of revenue	$447,306.76	$1,618,074.00
Gross profit/loss	$799,014.24	$1,464,459.00
Operating expenses	$1,212,511.97	$1,798,118.28
Operating profit/loss	-$413,497.73	-$333,659.28
Other income/expense	$6,107.95	-$10,702.35
Net Profit/Loss	-$419,605.68	-$322,956.93

Statement of Cash Flows	Year Ended Dec, 2023	Year Ended Dec, 2022
Cash flows from operating activities	-$609,579.64	$204,619.87
Cash flows from financing activities	$151,927.24	$2,282.96
Net cash increase for period	-$457,652.40	$206,902.83
Cash at beginning of period	$674,889.45	$467,986.62
Net increase/decrease in cash	-$457,652.40	$206,902.83
Cash at the end of period	$217,237.05	$674,889.45

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022

Opening Balance	-$1,707,874.96	-$1,258,014.09
Net profit/loss	-$419,605.68	-$322,956.93
Safe Offering Cost	-$126,903.94	-$126,903.94
Common Stock issued	$0.00	$0.00
Preferred Stock issued	$0.00	$0.00
Prior period adjustments	-$3,175.82	$0.00
Ending Balance	-$2,257,560.40	-$1,707,874.96